Exhibit 99.1

Constellium Reports Third Quarter 2013 Financial Results

Amsterdam, November 14, 2013 – Constellium N.V. (NYSE and NYSE Euronext:CSTM) today reported the following results for the third quarter ended September 30, 2013.

Third Quarter Highlights:

•	Adjusted EBITDA of €64 million, 64% higher than Q3 2012

•	Results from all business units ahead of prior year

•	Market conditions good in aerospace and automotive, canstock market remained stable and packaging segment performed in line with expectations

•	Cash flow from operations of €80 million and Adjusted Free Cash Flow of €41 million reflected strong operating results and continued control and reduction in working capital

Constellium’s Adjusted EBITDA for Q3 2013 (a seasonally low quarter) was €64 million, which represented an increase of 64% from Q3 2012. Our Q3 2013 performance was supported by favorable demand and improving market share in the automotive sector and also in the aerospace sector in which we have low exposure to spot market and prices.

Our Aerospace & Transportation reporting segment benefitted this quarter from shipments that were deferred during Q2 2013 following annual maintenance work carried out at our Ravenswood facility which was partially offset by brief outages at our Issoire plant (due to exceptional weather conditions) and a less favorable product mix. Our Automotive Structures & Industry reporting segment continued to perform well with higher volumes from automotive, reflecting stronger demand particularly from the European and Chinese markets, being partially offset by lower soft alloys volumes. In our Packaging & Automotive Rolled Products reporting segment, the canstock market remained stable and our foilstock business performed well in Q3 2013.

The year-over-year comparison in Constellium’s Adjusted EBITDA in Q3 2013 also reflects in part a weaker performance in Q3 2012 by our Ravenswood facility in West Virginia, USA, resulting from a halt in production due to an employee strike during negotiations of a new collective bargaining agreement. Adjusted Free Cash Flow for the quarter was €41 million, which represented an increase of €29 million from Q2 2013 but a decrease of €18 million from Q3 2012, mainly reflecting higher capital expenditures in 2013.

Constellium

Nicolas Brun

Phone: +33 (0)1 73 01 46 13

nicolas.brun@constellium.com

Richard Ham – Investor Relations Europe

Paul Blalock – Investor Relations North America

investor-relations@constellium.com

Media relations Constellium Corporate

Aina Ramboatiana

Phone : +33 (0)1 80 50 53 11

aina.ramboatiana@clai2.com

Hill+Knowlton Strategies (Media & Investors)

Peter Poulos

Phone: +1 (212) 885 0682

peter.poulos@hkstrategies.com

Commenting on Q3 2013, Pierre Vareille, Constellium’s Chief Executive Officer said: “As anticipated, we saw a much better performance in the reported quarter than we achieved in Q3 2012, and we believe the improved results across all our reporting segments demonstrate the strength of the company’s business model and the progress that continues to be made in our cost and productivity initiatives. We remain confident based on our performance through Q3 2013 that we will deliver a strong year-over-year performance in 2013.”

Group summary

	Q3 2013	Q3 2012	Variance 2013 – 2012
Shipments (‘000 metric tons)	257	256	+0.4%
Revenues (€m)	862	885	-2.6%
Adjusted EBITDA (€m)	64	39	+64.1%
Adjusted EBITDA per metric ton (€)*	247	153	+61.4%

	YTD 2013	YTD 2012	Variance 2013 – 2012
Shipments (‘000 metric tons)	791	798	-0.9%
Revenues (€m)	2,689	2,796	-3.8%
Adjusted EBITDA (€m)	221	181	+22.1%
Adjusted EBITDA per metric ton (€)*	279	227	+22.9%

Third Quarter 2013 Results

Total shipments in Q3 2013 were 257k metric tons, which represented an increase of 1k metric tons, or 0.4%, from Q3 2012, which quarter was negatively affected by the strike at our Ravenswood facility. The increase reflects higher shipment volumes in aerospace and automotive partially offset by lower volumes in soft alloys and packaging. Revenues in Q3 2013 were €862 million, which represented a decrease of €23 million, or 2.6%, from Q3 2012; however after adjusting for constant LME prices, exchange rates and the divestiture of two soft alloy plants in France, revenues for Q3 2013 calculated on a like-for-like basis were 6% ahead of Q3 2012.

Adjusted EBITDA for the quarter was €64 million, which represented an increase of €25 million, or 64%, from Q3 2012. This improvement in Adjusted EBITDA reflected improved results from all three reporting segments driven by increased sales in the aerospace and automotive markets combined with production and cost efficiencies. Q3 2013 performance in our Aerospace & Transportation reporting segment was affected by brief outages at our Issoire plant and a less favorable product mix.

Adjusted EBITDA per metric ton of €247 increased by €94 per metric ton, or 61%, from Q3 2012 reflecting higher Adjusted EBITDA on stable volumes.

For the nine months ended September 30, 2013, Adjusted EBITDA was €221 million which represented an increase of €40 million, or 22%, over the nine months ended September 30, 2012. This increase reflects the improved product mix favoring the aerospace sector, strong results from the automotive sector, and continuing benefits from production and cost efficiencies and improvements achieved at our major manufacturing locations.

*	Adjusted EBITDA per metric ton is calculated on unrounded underlying figures

Results by Segment

Aerospace & Transportation

	Q3 2013	Q3 2012	Variance 2013 – 2012
Shipments (‘000 metric tons)	62	52	+19.2%
Revenues (€m)	292	284	+2.8%
Adjusted EBITDA (€m)	19	13	+46.2%
Adjusted EBITDA per metric ton (€)*	316	256	+23.4%

	YTD 2013	YTD 2012	Variance 2013 – 2012
Shipments (‘000 metric tons)	183	171	+7.0%
Revenues (€m)	910	921	-1.2%
Adjusted EBITDA (€m)	91	78	+16.7%
Adjusted EBITDA per metric ton (€)*	497	459	+8.3%

Shipments for Q3 2013 were 62k metric tons, which represented an increase of 10k metric tons, or 19%, from Q3 2012. This resulted in Adjusted EBITDA of €19 million, which represented an increase of €6 million, or 46%, from Q3 2012. Comparisons of Q3 2013 with Q3 2012 in this reporting segment are impacted by the employee strike last year at our Ravenswood facility during collective bargaining agreement negotiations, which had an adverse effect on sales, production and Adjusted EBITDA during Q3 2012. Q3 2013 was affected by brief outages at our Issoire plant (due to exceptional weather conditions) and a less favorable product mix.

For the nine months ended September 30, 2013, sales volumes were 183k metric tons which represented an increase of 12k metric tons, or 7%, over the same period in 2012. Although there is evidence of higher inventory levels at some of our major customers this had a limited impact on sales and we continue to see increases in market share including from our multi-year contract with Airbus. Adjusted EBITDA for the nine months ended September 30, 2013 was €91 million, representing an increase of €13 million, or nearly 17%, over the same period in 2012 and Adjusted EBITDA per metric ton was €497, which represented an increase of €38, or 8% over the same period in the prior year.

Packaging & Automotive Rolled Products

	Q3 2013	Q3 2012	Variance 2013 – 2012
Shipments (‘000 metric tons)	152	155	-1.9%
Revenues (€m)	372	398	-6.5%
Adjusted EBITDA (€m)	29	27	+7.4%
Adjusted EBITDA per metric ton (€)*	193	177	+9.0%

	YTD 2013	YTD 2012	Variance 2013 – 2012
Shipments (‘000 metric tons)	464	468	-0.9%
Revenues (€m)	1,165	1,211	-3.8%
Adjusted EBITDA (€m)	85	74	+14.9%
Adjusted EBITDA per metric ton (€)*	182	158	+15.2%

*	Adjusted EBITDA per metric ton is calculated on unrounded underlying figures

Adjusted EBITDA in our Packaging & Automotive Rolled Products reporting segment for Q3 2013 was €29 million which represented an increase of €2 million, or 7%, over Q3 2012. Auto body sheet volumes were strong in the third quarter as we continue to gain market share and win business at major European car manufacturers. In Q3 2013, we were selected as the largest aluminum supplier for a new model for a German car manufacturer which is scheduled to begin production in 2014. This order represents 70% of the total aluminum body sheet demand for this model including our new Strongalex product which allows further light weighting of applications within the car to be achieved. Overall demand for canstock was stable in the quarter with volumes in Europe growing in line with the market offset by lower exports. Inventory levels remain high at can manufacturers following the bad weather in Europe earlier in the year. Our foil stock business continues to perform well.

Volumes for the nine months ended September 30, 2013 of 464k metric tons were 4k metric tons lower than for the same period in 2012. This represented a decrease of 0.9% with higher auto body sheet sales offset by lower canstock volumes. Cost and productivity improvements contributed to the increased Adjusted EBITDA of €85 million, which represented an increase of €11 million, or nearly 15%, over the same period for the prior year.

Automotive Structures & Industry

	Q3 2013	Q3 2012	Variance 2013 – 2012
Shipments (‘000 metric tons)	45	49	-8.2%
Revenues (€m)	203	221	-8.1%
Adjusted EBITDA (€m)	16	11	+45.5%
Adjusted EBITDA per metric ton (€)*	352	227	+55.1%

	YTD 2013	YTD 2012	Variance 2013 – 2012
Shipments (‘000 metric tons)	146	159	-8.2%
Revenues (€m)	654	702	-6.8%
Adjusted EBITDA (€m)	46	39	+17.9%
Adjusted EBITDA per metric ton (€)*	314	245	+28.2%

Shipment volumes for Q3 2013 were 45k metric tons which represented a decrease of 4k metric tons, or 8%, from Q3 2012 reflecting the sale of our Ham and Saint Florentin soft alloy plants in France. Adjusting for the sale of these two plants, volumes were 1k metric tons, or 2%, higher than Q3 2012 and revenues were €3 million, or 1%, higher than Q3 2012. Automotive structures continued to perform well with higher volumes reflecting stronger demand particularly from the European and Chinese markets. However, volumes of soft alloys were down quarter-over-quarter due to poor market conditions within the building and construction sectors. Adjusted EBITDA, which included the benefit of production efficiencies achieved since last year, was €16 million, which was nearly 46% or €5 million higher than Q3 2012.

For the nine months ended September 30, 2013, shipments and revenue were 146k metric tons and €654 million respectively, representing a decrease of approximately 8% and 7% respectively, from the same period for the prior year; however, when adjusted for the sale of our Ham and Saint Florentin soft alloy plants in France, shipment volumes and revenue for the nine months ended September 30 2013, were up 4% over the same period in 2012.

*	Adjusted EBITDA per metric ton is calculated on unrounded underlying figures

Adjusted EBITDA for the nine months ended September 30, 2013 was €46 million, which represented an increase of €7 million, or nearly 18%, over the same period in 2012, reflecting the strong sales to the automotive market and the continued cost and productivity improvements. Adjusted EBITDA per metric ton for the nine months ended September 30, 2013 was €314, which represented an increase of €69 or 28%, over the same period in 2012.

Net income

Net income from continuing operations in Q3 2013 of €41 million was €9 million lower than in Q3 2012, mainly as a result of lower unrealized gains on derivatives. Unrealized gains on derivatives (reflecting principally the weakening of the US dollar relative to the Euro) were €34 million in Q3 2013 compared with €58 million in Q3 2012.

For the nine months ended September 30, 2013, net income from continuing operations was €63 million which represented a decrease of €24 million over the same period in 2012. This mainly results from lower unrealized gains on derivatives (€48 million lower in the nine months ended September 30, 2013 compared with the same period in 2012). Net income for the nine months ended September 30, 2013 also includes costs of €24 million incurred during Q2 2013 in connection with Constellium’s initial public offering.

Earnings per share

Basic earnings per share from continuing operations in Q3 2013 and for the nine months ended September 30, 2013, were €0.39 and €0.65, respectively. These figures are based on net income divided by the weighted average number of ordinary shares issued and outstanding of 104,063,463 and 96,297,003, respectively. As of September 30, 2013 the total number of ordinary shares issued and outstanding was 105,027,055.

Cash flow and liquidity

Adjusted Free Cash Flow for Q3 2013 was €41 million, which represented an increase of €29 million over the previous quarter and was due to strong operating performance of the business and a reduction in working capital. Adjusted Free Cash Flow for Q3 2013 was, however, €18 million lower than Q3 2012, which mainly results from an increase in capital expenditures of €14 million during Q3 2013.

Adjusted Free Cash Flow for the nine months ended September 30, 2013 was an outflow of €17 million, compared to an €8 million outflow in the comparable period in 2012. This resulted from higher capital investment in the business with capital expenditures for the nine months ended September 30, 2013 totaling €92 million, which was an increase of €22 million over the same period in 2012. Cash flow from operating activities, excluding margin calls, for the nine months ended September 30, 2013 was €75 million, which represents an increase of €13 million over the same period in 2012.

Net Debt as of September 30, 2013, was €181 million which represented an increase of €164 million from December 31, 2012. This increase reflects distributions totaling approximately €250 million made to shareholders prior to the completion of our initial public offering in May 2013, with these distributions being partly offset by the proceeds from our initial public offering and the cash flow of the business over the nine months ended September 30, 2013. Net Debt as of September 30, 2013 was 0.7 times the last twelve months’ Adjusted EBITDA.

*	Adjusted EBITDA per metric ton is calculated on unrounded underlying figures

As of September 30, 2013, liquidity, which we calculate as the unutilized balance on our long-term financing facilities plus cash and cash equivalents, was €377 million, comprised of €141 million available under our factoring facilities, €37 million under our Asset Based Loan (ABL) facility and €199 million of cash and cash equivalents.

Recent Developments

On November 7, 2013, Constellium announced the pricing of a secondary offering of 17,500,000 Class A Ordinary Shares at a public offering price of $17.00 per share, less the underwriting discount. The shares were sold by an affiliate of Rio Tinto Plc and by Omega Management GmbH & Co. KG. Constellium further announced on November 11, 2013 exercise by the underwriters of their option to purchase an additional 2,625,000 Class A ordinary shares from an affiliate of Rio Tinto Plc. Constellium will not receive any of the proceeds from the secondary offering. The offering is expected to close on or around November 14, 2013.

Reconciliations

Summary data and reconciliation of net income from continuing operations to Adjusted EBITDA (a non-IFRS measure)

	Q3 2013	Q3 2012%
Shipments	257	256	+0.4%

Revenue	862	885	-2.6%

Net income from continuing operations	41	50	-18.0%
Income tax expense	21	18
Income before income tax	62	68	-8.8%
Finance costs - net	10	12
Share of profit of joint ventures/other expenses	(3)	1
Income from operations	69	81	-14.8%
Ravenswood pension plan amendment	—	(10)
Restructuring costs	4	5
Unrealized (gains) on derivatives	(34)	(58)
Unrealized loss from the re-measurement of monetary assets and liabilities	1	—
Ravenswood CBA negotiations	—	8
Depreciation and impairment	10	5
Management Adjusted EBITDA	50	31	+61.3%
Metal lag	9	7
Other	5	1
Adjusted EBITDA	64	39	+64.1%

	YTD 2013	YTD 2012%
Shipments	791	798	-0.9%

Revenue	2,689	2,796	-3.8%

Net income from continuing operations	63	87	-27.6%
Income tax expense	43	42
Income before income tax	106	129	-17.8%
Finance costs - net	44	49
Other expenses/share of profit of joint ventures	21	3
Income from operations	171	181	-5.5%
Ravenswood pension plan amendment	(11)	(10)
Restructuring costs	6	15
Unrealized (gains) on derivatives	(2)	(50)
Unrealized losses from the re-measurement of monetary assets and liabilities	—	1
Losses on disposal	4
Swiss pension plan amendment	—	8
Ravenswood CBA negotiation	—	8
Depreciation and impairment	19	7
Management Adjusted EBITDA	187	160	+16.9%
Metal lag	21	16
Other	13	5
Adjusted EBITDA	221	181	+22.1%

Reconciliation of cash flow from operating activities to Adjusted Free Cash Flow (a non-IFRS measure)

	Q3 2013	Q3 2012	YTD 2013	YTD 2012
Cash flow from/(used in) operating activities	80	93	79	59
Margin calls included in cash flow from operating activities	(2)	(11)	(4)	3
Cash flow from operating activities excluding margin calls	78	82	75	62
Capital expenditure	(37)	(23)	(92)	(70)

Adjusted Free Cash Flow	41	59	(17)	(8)

Reconciliation of Net Debt (a non-IFRS measure)

	As of Sept 30, 2013	As of Dec 31, 2012
Borrowings	366	158
Fair value of cross currency interest swap	23	14
Cash and cash equivalents	(199)	(142)
Cash pledged for issuance of guarantees	(9)	(13)

Net Debt	181	17

Non-GAAP measures

In addition to the results reported in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (all standards applied by the Group have been endorsed by the European Union), this press release includes information regarding certain non-GAAP financial measures. The non-GAAP financial measures used in this press release are: Management Adjusted EBITDA, Adjusted EBITDA, Adjusted EBITDA per metric ton, Adjusted Free Cash Flow and Net Debt. Reconciliations to the most directly comparable IFRS financial measures are presented in the schedules to this press release. We believe these non-GAAP measures are important supplemental measures of our operating performance. By providing these measures, together with the reconciliations, we believe we are enhancing investors’ understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives. However, these non-GAAP financial measures supplement our IFRS disclosures and should not be considered an alternative to the IFRS measures.

In considering the financial performance of the business, management and our chief operational decision maker, as defined by IFRS, analyze the primary financial performance measure of Management Adjusted EBITDA in all of our business segments. The most directly comparable IFRS measure to Management Adjusted EBITDA is our profit or loss for the period. We believe Management Adjusted EBITDA, as defined below, is useful to investors and is used by our management for measuring profitability because it excludes the impact of certain non-cash charges, such as depreciation, amortization, impairment and unrealized gains and losses on derivatives as well as items that do not impact the day-to-day operations and that management in many cases does not directly control or influence. Therefore, such adjustments eliminate items which have less bearing on our core operating performance.

Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of Constellium and in comparison to other companies, many of which present an Adjusted EBITDA-related performance measure when reporting their results.

Management believes that Adjusted Free Cash Flow is a useful measure of the net cash flow generated or used by the business as it takes into account both the cash generated or consumed by operating activities, including working capital, and the capital expenditure requirements of the business.

Management further believes that Net Debt is a useful measure of indebtedness because it takes into account the cash and cash equivalent balances held by the Company as well as the total external debt of the Company.

Management Adjusted EBITDA is defined as profit from operations before depreciation, amortization and impairment, as adjusted to exclude losses on disposal of property, plant and equipment, acquisition and separation costs, restructuring costs, pension amendments and unrealized gains or losses on derivatives and foreign exchange differences on the re-measurement of monetary assets and liabilities.

Adjusted EBITDA is an additional performance measure used by management as an important supplemental measure in evaluating our operating performance, in preparing internal forecasts and budgets necessary for managing our business and, specifically in relation to the exclusion of the effect of favorable or unfavorable metal price lag (the financial impact of the timing difference between when aluminum prices included within our revenues are established and when aluminum purchase prices included in our cost of sales are established), this measure allows management and the investor to assess operating results and trends without the impact of our accounting for inventories. We use the weighted average cost method in accordance with IFRS which leads to the purchase price paid for metal impacting our cost of goods sold and therefore profitability in the period subsequent to when the related sales price impacts our revenues. Management also believes this measure provides additional information used by our lending facilities providers with respect to the ongoing performance of our underlying business activities. We use Adjusted EBITDA in calculating our compliance with the financial covenants under our floating rate term loan facility. Adjusted EBITDA is defined as Management Adjusted EBITDA further adjusted for favorable (unfavorable) metal price lag, exceptional consulting costs, effects of purchase accounting adjustment, standalone costs and management fees payable by the company to an affiliate of Apollo Global Management, LLC, and exceptional employee bonuses in relation to cost saving implementation and targets.

Management Adjusted EBITDA and Adjusted EBITDA are not presentations made in accordance with IFRS, are not measures of financial condition, liquidity or profitability and should not be considered as an alternative to profit or loss for the period, revenues or operating cash flows determined in accordance with IFRS. These measures may not be comparable to similarly titled measures of other companies.

Adjusted Free Cash Flow is Net Cash Flow from Operating Activities, after capital expenditure and excluding margin calls. Net Debt is defined as borrowings and the fair value of cross currency interest swaps less cash and cash equivalents and cash pledged for the issuance of guarantees.

Forward-looking statements

Certain statements contained in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This press release may contain “forward-looking statements” with respect to our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify certain forward-looking statements because they contain words such as, but not limited to, “believes,” “expects,” “may,” “should,” “approximately,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” “likely,” “will,” “would,” “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets. Others are more specific to our business and operations. These risks and uncertainties include, but are not limited to, those set forth under the heading “Risk Factors” in our most recent Form F-1 Registration Statement, and described from time to time in subsequent reports, filed with the U. S. Securities and Exchange Commission. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Consequently, actual results may differ materially from the forward-looking statements contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law.

About Constellium

Constellium (NYSE and NYSE Euronext: CSTM) is a global sector leader that develops innovative, value added aluminum products for a broad scope of markets and applications, including aerospace, automotive and packaging. Constellium generated €3.6 billion of revenue in 2012. Constellium’s earnings materials for the three months ended September 30, 2013 are available on the company’s web-site (www.constellium.com)

UNAUDITED CONDENSED INTERIM CONSOLIDATED INCOME STATEMENT

(in millions of Euros)	Three months ended September 30, 2013	Three months ended September 30, 2012 Restated*	Nine months ended September 30, 2013	Nine months ended September 30, 2012 Restated*
Revenue	862	885	2,689	2,796
Cost of sales	(748)	(786)	(2,320)	(2,423)

Gross profit	114	99	369	373

Selling and administrative expenses	(53)	(44)	(155)	(145)
Research and development expenses	(9)	(10)	(27)	(30)
Restructuring costs	(4)	(5)	(6)	(15)
Other gains/(losses) - net	21	41	(10)	(2)

Income from operations	69	81	171	181

Other expenses	—	(1)	(24)	(3)

Finance income	7	7	18	11
Finance costs	(17)	(19)	(62)	(60)

Finance costs - net	(10)	(12)	(44)	(49)

Share of profit of joint-ventures	3	—	3	—

Income before income tax	62	68	106	129

Income tax expense	(21)	(18)	(43)	(42)

Net Income from continuing operations	41	50	63	87

Discontinued operations
Net Income / (Loss) from discontinued operations	4	(1)	4	(2)

Net Income for the period	45	49	67	85

Net Income attributable to:
Owners of the Company	45	48	66	84
Non-controlling interests	—	1	1	1

Net Income	45	49	67	85

Earnings per share attributable to the equity holders of the company

Earnings per share attributable to the equity holders of the Company (in Euros per share)	Three months ended September 30, 2013	Three months ended September 30, 2012 Restated*	Nine months ended September 30, 2013	Nine months ended September 30, 2012 Restated*
From continuing and discontinued operations
Basic	0.43	0.53	0.69	0.94
Diluted	0.43	0.53	0.69	0.94
From continuing operations
Basic	0.39	0.55	0.65	0.97
Diluted	0.39	0.55	0.65	0.97
From discontinued operations
Basic	0.04	(0.02)	0.04	(0.03)
Diluted	0.04	(0.02)	0.04	(0.03)

*	Comparative financial statements have been restated following the application of IAS 19 revised.

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME/(LOSS)

(in millions of Euros)	Three months ended September 30, 2013	Three months ended September 30, 2012 Restated*	Nine months ended September 30, 2013	Nine months ended September 30, 2012 Restated*
Net Income	45	49	67	85

Other Comprehensive Income / (Loss)
Items that will not be reclassified subsequently to Profit or Loss
Remeasurement on post-employment benefit obligations	9	(16)	59	(82)
Deferred tax on remeasurement on post-employment benefit obligations	(1)	4	(5)	17
Items that may be reclassified subsequently to Profit or Loss
Currency translation differences	5	6	1	(2)

Other Comprehensive Income / (Loss)	13	(6)	55	(67)

Total Comprehensive Income	58	43	122	18

Attributable to:
Owners of the Company	58	42	121	17
Non-controlling interests	—	1	1	1

Total Comprehensive Income	58	43	122	18

*	Comparative financial statements have been restated following the application of IAS 19 revised.

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(in millions of Euros)	At September 30, 2013	At December 31, 2012 Restated*
Assets
Non-current assets
Intangible assets (including goodwill)	14	11
Property, plant and equipment	374	302
Investments in joint ventures	1	2
Deferred income tax assets	197	205
Trade receivables and other	67	64
Other financial assets	6	10

	659	594

Current assets
Inventories	369	385
Trade receivables and other	547	476
Other financial assets	26	34
Cash and cash equivalents	199	142

	1,141	1,037

Assets of disposal Group classified as held for sale	19	—

Total Assets	1,819	1,631

Equity
Share capital	2	—
Share premium account	162	98
Retained deficit and other reserves	(173)	(139)

Equity attributable to owners of the Company	(9)	(41)
Non-controlling interests	3	4

	(6)	(37)

Liabilities
Non-current liabilities
Borrowings	332	140
Trade payables and other	37	26
Deferred income tax liabilities	14	11
Pension and other post-employment benefits obligations	526	611
Other financial liabilities	39	46
Provisions	61	89

	1,009	923

Current liabilities
Borrowings	34	18
Trade payables and other	667	656
Income taxes payable	36	14
Other financial liabilities	30	24
Provisions	39	33

	806	745

Liabilities of disposal Group classified as held for sale	10	—

Total liabilities	1,825	1,668

Total equity and liabilities	1,819	1,631

*	Comparative financial statements have been restated following the application of IAS 19 revised.

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in millions of Euros)	Share capital	Share premium	Remeasurement	Foreign currency translation reserve	Other reserves	Retained losses	Total Group share	Non-controlling interests	Total equity
As at January 1, 2013 Restated*	—	98	(86)	(14)	1	(40)	(41)	4	(37)

Net income for the period	—	—	—	—	—	66	66	1	67
Other comprehensive income for the period	—	—	54	1	—	—	55	—	55

Total Comprehensive Income for the period	—	—	54	1	—	66	121	1	122

Transactions with the owners:
Share premium distribution	—	(98)	—	—	—	(5)	(103)	—	(103)
MEP shares changes	—	—	—	—	(1)	—	(1)	—	(1)
Prorata share issuance	2	—	—	—	—	(2)	—	—	—
Interim dividend distribution	—	—	—	—	—	(147)	(147)	—	(147)
IPO Primary offering	—	154	—	—	—	—	154	—	154
IPO Over-allotment	—	25	—	—	—	—	25	—	25
IPO Fees	—	(17)	—	—	—	—	(17)	—	(17)
Transactions with non-controlling interests	—	—	—	—	—	—	—	(2)	(2)

As at September 30, 2013	2	162	(32)	(13)	—	(128)	(9)	3	(6)

(in millions of Euros)	Share capital	Share premium	Remeasurement	Foreign currency translation reserve	Other reserves	Retained losses	Total Group share	Non-controlling interests	Total equity
As at January 1, 2012 Restated*	—	98	(22)	(14)	2	(179)	(115)	2	(113)

Net income for the period	—	—	—	—	—	84	84	1	85
Other comprehensive loss for the period	—	—	(65)	(2)	—	—	(67)	—	(67)

Total Comprehensive Income for the period	—	—	(65)	(2)	—	84	17	1	18

Transactions with the owners
Other	—	—	—	—	2	—	2	—	2

As at September 30, 2012 Restated*	—	98	(87)	(16)	4	(95)	(96)	3	(93)

(in millions of Euros)	Share capital	Share premium	Remeasurement	Foreign currency translation reserve	Other reserves	Retained losses	Total Group share	Non-controlling interests	Total equity
As at January 1, 2012 Restated*	—	98	(22)	(14)	2	(179)	(115)	2	(113)

Net income for the period	—	—	—	—	—	139	139	2	141
Other comprehensive loss for the period	—	—	(64)	—	—	—	(64)	—	(64)

Total Comprehensive Income for the period	—	—	(64)	—	—	139	75	2	77

Transactions with the owners
Share equity plan	—	—	—	—	1	—	1	—	1
Other	—	—	—	—	(2)	—	(2)	—	(2)

As at December 31, 2012 Restated*	—	98	(86)	(14)	1	(40)	(41)	4	(37)

*	Comparative financial statements have been restated following the application of IAS 19 revised.

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

millions of Euros)	Nine months ended September 30, 2013	Nine months ended September 30, 2012 Restated*
Cash flows (used in ) / from operating activities
Net income for the period	67	85
Less: Net (income) / loss from discontinued operations	(4)	2
Less: Net income attributable to non-controlling interests	(1)	(1)
Net income for the period from continuing operations before non-controlling interests	62	86

Adjustments:
Income tax	43	42
Finance costs - net	44	49
Depreciation and impairment	19	7
Restructuring costs and other provisions	(2)	8
Defined benefit pension costs	20	31
Unrealized gains on derivatives - net and from remeasurement of monetary assets and liabilities - net	(2)	(49)
Loss on disposal	4	—
Share of profit of joint-ventures	(3)	—
Changes in working capital:
Inventories	2	3
Trade receivables and other	(64)	(22)
Trade payables and other	8	(40)
Changes in other operating assets and liabilities:
Provisions	(12)	(15)
Income tax paid	(8)	(11)
Pension liabilities and other post-employment benefit obligations	(32)	(30)
Net cash flows from operating activities	79	59

Cash flows (used in) / from investing activities
Purchases of property, plant and equipment	(92)	(70)
Proceeds from disposal	3	—
Proceeds from disposal of joint-ventures	4	—
Proceeds from finance lease	5	6
Other investing activities	(1)	(14)

Net cash flows used in investing activities	(81)	(78)

Cash flows from / (used in) financing activities
Net proceeds received from issuance of shares	162	—
Interim dividend paid	(147)	—
Withholding tax paid	(20)	—
Distribution of share premium to owners of the Company	(103)	—
Interests paid	(29)	(22)
Net cash flows from factoring	—	30
Proceeds received from Term Loan	351	154
Repayment of Term Loan	(156)	(148)
Proceeds from other loans	13	—
Payment of deferred financing costs and debt fees	(8)	(15)
Transactions with non-controlling interests	(2)	—
Other financing activities	3	—
Changes related to discontinued activity	—	(3)

Net cash flows from / (used in) financing activities	64	(4)

Net increase / (decrease) in cash and cash equivalents	62	(23)
Cash and cash equivalents - beginning of period	142	113
Effect of exchange rate changes on cash and cash equivalents	(1)	(3)

Cash and cash equivalents - end of period	203	87

Less: Cash and cash equivalents classified as held for sale	(4)	—

Cash and cash equivalents as reported in the Statement of Financial Position	199	87

*	Comparative financial statements have been restated following the application of IAS 19 revised